Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the consolidated ratio of earnings to fixed charges on an historical basis for the six months ended June 30, 2007, each of the years ended December 31, 2006, 2005 and 2004, for the periods June 12 through December 31, 2003 and January 1 through June 11, 2003, and the year ended December 31, 2002. Post-acquisition financial statements reflect a new basis of accounting and pre-acquisition period and post-acquisition period financial results (separated by a heavy black line) are presented but are not comparable. The heavy black line separating January 1 through June 11, 2003 from June 12 through December 31, 2003 relates to the acquisition of Panhandle by Southern Union from CMS Energy, effective June 11, 2003.

For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest. “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals. No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial. Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by the Company in income tax expense versus interest expense.

	Post-acquisition					Pre-acquisition
	6 Months Ended	Year Ended	Year Ended	Year Ended	June 12 -	January 1 -	Year Ended
	June 30, 2007	December 31, 2006	December 31, 2005	December 31, 2004	December 31, 2003	June 11, 2003	December 31, 2002

FIXED CHARGES:
Interest Expense	$43,884	$63,322	$49,578	$52,435	$29,098	$37,802	$73,879
Net amortization of debt discount, premium and issuance expense	(397)	(1,333)	(1,293)	(4,006)	(3,561)	(2,386)	2,650
Capitalized Interest	4,406	4,645	8,838	4,812	1,624	987	3,008
Interest portion of rental expense	1,862	3,780	4,284	4,453	745	595	1,777

Total Fixed Charges	$49,755	$70,414	$61,407	$57,694	$27,906	$36,998	$81,314

EARNINGS:
Consolidated pre-tax income (loss) from continuing operations	$131,325	$225,794	$166,189	$143,989	$84,773	$78,543	$115,909
Earnings of equity investments	(145)	(172)	(226)	(216)	(136)	(411)	7,038
Distributed income from equity investments	—	174	203	174	—	1,066	231
Capitalized interest	(4,406)	(4,645)	(8,838)	(4,812)	(1,624)	(987)	(3,008)
SFAS 145 Adjustment	—	—	—	—	—	—	920
Minority interest	—	—	—	—	—	—	(3,527)
Total fixed charges (from above)	49,755	70,414	61,407	57,694	27,906	36,998	81,314

Earnings Available for Fixed Charges	$176,529	$291,565	$218,735	$196,829	$110,919	$115,209	$198,877

Ratio of Earnings to Fixed Charges	3.5	4.1	3.6	3.4	4.0	3.1	2.4